FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 27, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 26, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

1.            Date, Time and Place: Meeting held on March 26, 2020, at 10:00 a.m., by conference call.

2.            Summons and Presence: Summons duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”) considering the presence of the majority of members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”) Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”) and Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”).

3.            Presiding Board: Chairman: Pedro Parente. Secretary: Carlos Eduardo de Castro Neves.

4.            Agenda: (i) Call Notice for AGOE 2020 and Management Proposal; (ii) Approval of Company’s New Share Buyback Program; and (iii) Appointment of Member and Reelection of Members of the Board of Directors of Banvit.

5.            Resolutions: The members approved, by unanimous votes of the present members and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed and the following resolutions were taken:

5.1.       Call Notice for AGOE 2020 and Management Proposal. According to Article 12 of the Bylaws, the members of the Board of Directors, by unanimous votes of the present members, approved the call notice and the management proposal for the Company’s Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2020, with the subsequent distribution to the shareholders of the materials and documents necessary for them to analyze the items on the agenda, within the terms of the applicable legislation and regulations.

5.2.       Approval of Company’s New Share Buyback Program. The members of the Board of Directors, by unanimous votes of the present members and considering the favorable recommendation of the Finance and Risk Management Committee in extraordinary meeting held on March 24, 2020, once observed the provisions of CVM Instruction No. 567/2015 and according to Article 23, item XI, of the Bylaws, approved the new buyback program for shares issued by the Company for maintenance in treasury and further sale or cancelling (“Share Buyback Program”), which conditions are specified in Annex I to the present minutes for disclosure purposes of the information provided in Annex 30-XXXVI of CVM Instruction No. 480/2009.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

5.2.1.   The Company’s Board of Officers is hereby authorized to define the opportunity and amount of shares to be acquired, always within the limits provided under the form of Annex I to the present minutes.

5.3.       Appointment of Member and Reelection of Members of the Board of Directors of Banvit. The members of the Board of Directors, by unanimous votes of the present members, approved the proposal for appointment of Mr. Carlos Alberto Bezerra de Mora as Vice-Chairman of the Board of Directors of Banvit Bandirma Vitaminli Yem San. A.S. (“Banvit”), in substitution to Mr. Lorival Nogueira Luz Júnior, as well as reelection of the following members of the Board of Directors, for a term of office of 3 (three) years, both proposals to be approved in Banvit’s ordinary general shareholders’ meeting: Patricio Santiago Rohner (Chairman), Carlos Alberto Bezerra de Moura (Vice-Chairman), Igor Fonseca Marti, Davide Luigi Vimercati, Feras Abdulaziz Al-Naama, Levent Avni Ersalman and Orhan Cem.

6.            Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.            Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 7, pages 66 to 72, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 26, 2020.

Carlos Eduardo de Castro Neves Secretary

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

Annex I to the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A., held on March 26, 2020

Annex 30 – XXXVI of CVM Instruction No. 480/2009, as amended by CVM Instruction No. 567/2015

(Trade of Company-Issued Shares)

1.            Provide detailed justification on the objectives and economic effects to be expected by the transaction;

The Company’s goal with the shares buyback program (“Share Buyback Program”) is to acquire the shares to maintain them in treasury, cancel or to later sell them in the market, as well as to comply with the obligations assumed by the Company under the Stock Option Plan, approved in the Company’s Ordinary and Extraordinary General Shareholders’ Meeting dated as of April 8, 2018 and under the Restricted Stocks Plan, approved in the Company’s Ordinary and Extraordinary General Shareholders’ Meeting dated as of April 8, 2015, amended by the Company’s Ordinary and Extraordinary General Shareholders’ Meeting dated as of April, 26, 2017, by Company’s Extraordinary General Shareholders’ Meeting dated as of May 25, 2018 and in the Company’s Ordinary and Extraordinary General Shareholders’ Meeting dated as of April 29, 2019.

Regarding the economic effects of the transaction, the Company understands that they are low impact and will not affect the compliance of obligations assumed before its creditors.

2.            Inform the quantity of (i) free float shares and (ii) treasury shares;

Based on the shareholding position of March 26, 2020, (i) the quantity of free float shares, in accordance with the definition provided under Article 8, §3 of Instruction CVM No. 567/2015, is of 802,179,773 common shares; and (ii) the quantity of shares held in treasury is of 713,446 common shares;

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

3.            Inform the quantity of shares that may be acquired or sold;

The Company may acquire up to 7,500,000 common shares, representing 0.92% of the totality of its issued shares.

4.            Describe the main features of the derivative instruments that the company may use, if applicable;

The Company will not use any derivative instruments.

5.            Describe, if applicable, currently existing agreements or vote orientations entered into by and between the company and the counterparty of the transactions;

Not applicable. The Company will carry out the transactions via stock exchange, will not know who are the counterparties of such transactions and does not or will not have any agreements or vote orientations with such counterparties.

6.            In the event of transactions performed out of organized markets, inform:

a.            the highest (lowest) price at which the shares will be acquired (sold); and

b.            if applicable, the reasons that justify the carrying out of the transaction at a price more than 10% (ten per cent) higher, in case of acquisition, or more than 10% (ten per cent) lower, in case of sale, than the average of the price weighted by the trade volume, in the last ten (10) auctions in the stock exchange.

Not applicable, considering that all the acquisitions will be carried out via stock exchange and at market prices.

7.            Inform, if applicable, the impacts that the negotiation will have on the control or administrative structure of the company;

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

The Company understands that the acquisition of its own shares will not impact its shareholding composition nor its administrative structure.

8.            Identify the counterparties, if known, and, if such counterparty is a company’s related party, as defined in the accounting rules regarding this matter, provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009;

As all the transactions will be carried out via stock exchange, so the Company does not know who will be the counterparties of such transactions.

9.            Indicate the destination of the funds, if applicable;

The shares acquired under the Share Buyback Program will be used for the implementation of Stock Option Plan and the Restricted Stocks Plan. In case they are not used for this purpose, the shares may be later cancelled or once again sold in the market.

10.         Indicate the maximum term for the carrying out of the authorized transactions;

The maximum term for the acquisitions will be 12 months, starting on March 27, 2020 and ending on March 26, 2021, being the Board of Officers responsible for defining the dates on which the buybacks will be effectively executed.

11.         Identify the institutions that will act as intermediaries, if any;

The intermediary institution will be:

BRADESCO S.A. CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS, CNPJ No. 61.855.045/0034-09, Avenida Brigadeiro Faria Lima, 3950, 11º Andar, São Paulo – SP / Zip Code: 04534-011.

12.         Specify the origin of the funds to be used, as provided by art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015;

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 26, 2020

The acquisitions under the Share Buyback Program will be supported by the Company’s capital reserve, as provided in the Company’s financial statements relating to the fiscal year ending on December 31, 2019, corresponding to R$192,845,436.04.

13.         Specify the reasons why the members of the Board feel comfortable that the shares buyback will not harm the performance of the obligations before creditors or the payment of mandatory dividends, either fixed or minimum.

The members of the Board of Directors understand that the Company’s current financial situation is compatible with the implementation of the Share Buyback Program under the approved conditions and consider that the buyback of shares will not harm the obligations assumed before the Company’s creditors. This conclusion results from the evaluation of the potential financial amounts to be deployed in the Share Buy Back Program when compared with (i) the level of obligations assumed before its creditors, as the Company has payment capacity to comply with its financial obligations; and (ii) the amount available in cash, cash equivalents and financial investments.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on March 26, 2020.